

Mail Stop 4631

July 22, 2016

<u>Via E-Mail</u>
Mr. Sanjiv Khattri
Chief Financial Officer
Platform Specialty Products Corporation
1450 Centrepark Boulevard, Suite 210
West Palm Beach, Florida 33401

   Re: **Platform Specialty Products Corporation**
      Form 10-K for the Year Ended December 31, 2015
      Filed March 11, 2016
      File No. 1-36272

Dear Mr. Khattri:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ John Cash

              John Cash
              Accounting Branch Chief

              Office of Manufacturing and
              Construction

Cc: John E. Capps
   General Counsel and Secretary
   Platform Specialty Products Corporation